June 9, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Amanda Ravitz

Re:	Co-Diagnostics, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed on May 24, 2017
File No. 333-217542

Dear Ms. Ravitz:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated June 2, 2017 (the “Comment Letter”) relating to the filing made by Co-Diagnostics, Inc. (the “Company”) referenced above.

Capitalization, page 34

1. The capitalization table assumes conversion of all of your convertible notes payable upon completion of your offering. If true, disclose that you have agreements requiring conversion for all of the convertible notes. Alternatively, revise to present pro forma conversion only for those notes where you have definitive agreements requiring conversion.

The Company amended its disclosure to include in the capitalization table the convertible notes that have agreed to convert.

Exhibit 10.13.7, filed with Amendment No. 1 to Registration Statement on Form S-1, was amendment where holders of convertible notes agreed to: “convert all of the Note principal and accrued interest to Company common stock”.

Audited Financial Statements for the Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm, page F-2

2. Disclosure in financial statement Note 2 has been updated for events occurring after the date of the audit report. Please have your auditor explain to us why their report should not be dual-dated pursuant to PCAOB AS 3110.

The Company’s auditor has dual dated their opinion

Securities and Exchange Commission

June 9, 2017

Unaudited Financial Statements for the Quarter Ended March 31, 2017

Description of Business, page F-25

3. Revise to remove the promotional language from the second and third paragraphs of the disclosure. The description of your business should present a factual discussion of the nature of the company’s operations. Refer to FASB 275-10-50-2.

The Company removed the promotional language from the second and third paragraphs of the disclosure

Please call me at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Dwight Egan Reed Benson